UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 2, 2006.

Commission File Number: 333-130901

MACRO BANSUD BANK INC.
(Translation of registrant's name into English)

Sarmiento 447
Buenos Aires C1 1041
Argentina
(Address of principal executive office)
_________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                  Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Yes  ___           No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Yes  ___           No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes  ___           No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

TABLE OF CONTENTS

Item

1.	Letters dated April 25 and April 28 that 1) inform the Buenos Aires Stock Exchange of the approval by the Superintendent of Financial Institutions of the issuance of a cash dividends subject to approval at the shareholders’ meeting on April 28, 2006 and 2) inform the Comision Nacional de Valores that i) Banco Macro Bansud has been pre-awarded the ordinary shares of Nuevo Banco Bisel S.A. and ii) the shareholders approved a dividend to be issued within the next 30 calendar days.

Item 1.

Buenos Aires, April 25th, 2006

Buenos Aires Stock Exchange

Dear Sirs,

        The undersigned is addressing the Buenos Aires Stock Exchange in order to inform you that the Superintendent of Financial Institutions has approved the distribution of cash dividends by Banco Macro Bansud S.A. in the amount of Ps. 68,394,344. Such distribution of cash dividends is still subject to approval at the shareholders’ meeting, which will be held on April 28th, 2006.

      Sincerely yours,

    /s/ Luis Cerolini
Dr. Luis Cerolini
Attorney-in-fact

Buenos Aires, April 28th, 2006

Comisión Nacional de Valores
25 de mayo 175, 3 rd Floor
Buenos Aires

Dear Sirs,

        The undersigned, as attorney-in-fact of Banco Macro Bansud S.A. (“Banco Macro”), is addressing the Comisión Nacional de Valores (the “CNV”) to inform you that on the date hereof:

(i)     in the course of the bidding process for the acquisition of Nuevo Banco BISEL S.A., Banco Macro and Nuevo Banco Suquía S.A. (“NBS”) have been pre-awarded the ordinary shares of such entity owned by Banco de la Nación Argentina and Fundación Banco de la Nación Argentina. Furthermore, Banco Macro and NBS have been informed that the signing date for the share purchase agreement has been set for May 9th, 2006.

This transaction is subject to approval from the Central Bank of Argentina and from the Argentine Antitrust Commission; and

(ii)     an ordinary and extraordinary shareholders´ meeting of Banco Macro approved a cash dividend distribution to the shareholders of AR$68,394,344 (10% of the AR$683,943,437 capital stock, being the latest capital stock increase pending registration) due to retained earnings as of December 31st, 2005, instructing the Board of Directors to make available the approved dividends to the shareholders pro rata to their holdings within 30 calendar days of the shareholders meeting as provided for in Argentine law.

As set forth in section 69.1 of the Argentine Income Tax Law, the above-mentioned dividend distribution is subject to 35% withholding on the portion of dividends exceeding the amount of income calculated pursuant to general applicable principles established thereto, which amounts to AR$9,952,100.99.

      Sincerely yours,

    /s/ Luis Cerolini
Dr. Luis Cerolini
Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 2, 2006

MACRO BANSUD BANK INC. BY: /s/ Luis Cerolini —————————————— Luis Cerolini Attorney-in-fact